Exhibit 99.1

BitFuFu Announces Changes in Board of Directors

SINGAPORE, August 5, 2024 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today announced changes in its board of directors (the “Board”).

Mr. Yang Zhao has resigned from the Board, effective from August 3, 2024. Mr. Zhao’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Leo Lu, Chairman and Chief Executive Officer of BitFuFu, commented, “On behalf of the Board, I would like to express my sincere gratitude to Mr. Zhao for his valuable contributions to BitFuFu. We wish him continued success in his future endeavors.”

Mr. Huaiyu Liu has been appointed as an independent director, the chairman and a member of the audit committee of the Board, a member of the nominating and corporate governance committee of the Board and a member of the compensation committee of the Board, effective from August 3, 2024. Mr. Huaiyu Liu has served as the chief financial officer of YNBY International Limited (HKEx Stock Code: 00030), a company listed on the Main Board of the Hong Kong Stock Exchange, since June 2022, and as the company secretary since August 2022. He also has served as an independent non-executive director, the chairman of the audit committee and the chairman of the remuneration committee of Kafelaku Coffee Holding Limited (HKEx Stock Code: 01869), a company listed on the Main Board of the Hong Kong Stock Exchange, since November 2023. Mr. Liu has over 25 years of experience in finance and management, and had previously held senior posts with several publicly listed companies, including as the chief financial officer of V1 Group Limited from November 2018 to August 2019, as an executive director, executive vice president, and company secretary of Chiho Environmental Group Limited from October 2016 to April 2017, and as an executive director and the chief financial officer of Xinyuan Real Estate Company Limited from April 2015 to September 2016. Mr. Liu holds a degree of master of business administration from Cornell University, and a degree of bachelor of economics from Shenzhen University in China. He is a member of the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants in England and Wales.

Mr. Joshua Kewei Cui has been appointed as an independent director and a member of the audit committee of the Board, effective from August 3, 2024. Mr. Joshua Kewei Cui has served as a co-founder and executive director of SOCC Capital Consultancy Pte Ltd, a regional corporate and advisory firm based in Singapore, specializing in corporate finance and reporting compliance services, since April 2022. From June 2022 to September 2023, Mr. Cui served as the chief financial officer of Ohmyhome Ltd, a Nasdaq listed company, and in such capacity, was primarily responsible for the overall accounting and financial management, project management, strategic planning, and internal control of that company. From May 2017 to August 2018, he served as the financial controller of K2 F&B Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, and served as the chief financial officer from August 2018 to July 2021, where Mr. Cui was principally responsible for overall accounting and financial management, project management, strategic planning and internal control of that company. Mr. Cui began his career in auditing at one of the international accounting firms. He has more than a decade of finance and accounting related experience covering external audit, internal control and financial reporting in various industries. Mr. Cui graduated from Oxford Brookes University in the United Kingdom with a bachelor of science degree in applied accounting in July 2007. Mr. Cui has been a member of the Institute of Singapore Chartered Accountants (formerly known as the Institute of Certified Public Accountants of Singapore) since December 2010.

With the above changes, the Board currently consists of six directors: Leo Lu, Celine Lu, Huaiyu Liu, Cheng Yao, Yeeli Hua Zheng and Joshua Kewei Cui. The audit committee of the Board consists of Huaiyu Liu, Yeeli Hua Zheng and Joshua Kewei Cui, with Huaiyu Liu serving as the chairperson. The compensation committee of the Board consists of Yeeli Hua Zheng, Celine Lu and Huaiyu Liu, with Yeeli Hua Zheng serving as the chairperson. The nominating and corporate governance committee consists of Leo Lu, Huaiyu Liu and Yeeli Hua Zheng, with Leo Lu serving as the chairperson.

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu's management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu's actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com